FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of MAY, 2002

                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
                    (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                         Form 20-F   X             Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes           No   X
                                                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Hilton Petroleum Ltd.
                                         ---------------------------------------
                                         (Registrant)

Date    MAY 27, 2002                     By  /s/ "Nick DeMare"
        -------------------------        ---------------------------------------
                                             Nick DeMare
                                             Director
                                             (Signature)*

      *Print the name and title of the signing officer under his signature.

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                             HILTON PETROLEUM LTD.

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                        Investor Relations 1-888-303-3361
                         TSX Venture: HTP / OTCBB: HTPTF
                        Web Site: www.hiltonpetroleum.com

--------------------------------------------------------------------------------



NEWS RELEASE                                                        May 27, 2002

                    Previously Issued Convertible Debentures

Company shareholders have previously approved a resolution to amend the existing conversion terms of the Company's outstanding debentures. The implementation of this amendment was initially deferred by the directors. At this time the Board of Directors has determined to proceed with the amendment to the conversion terms. Debenture holders have agreed that a portion of the shares issued on conversion will be subject to a hold period of two months, as to 25% of the shares issued and four months as to 25% of the shares issued.

The Company's outstanding CDN $1,493,500 9% debentures, CDN $1,500,000 10% debentures and US $2,163,000 10% debentures, will now be convertible at CDN $0.50 per share, with a forced conversion of these debentures if the Company's common shares trade, for ten consecutive trading days, at a price equal to or greater than CDN $1.00. The debentures will only be convertible at the revised price during a repricing period of fourteen days, which will commence on June 4, 2002.

The above remains subject to final receipt of TSX Venture Exchange approvals.

Hilton's common shares are listed on the TSX Venture Exchange under the symbol "HTP" and in the United States on the OTC Bulletin Board as "HTPTF". Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com; or by contacting Des O'Kell at 1-888- 303-3361.

ON BEHALF OF THE BOARD


"Donald Busby"
Donald W. Busby, Chairman

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



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